FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2003
                                          --------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
              -----------------------------------------------------
                 (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

[INSERT LOGO HERE]


For Immediate Release                                          November 25, 2003
                                                                     RM: 29 - 03

           CRYSTALLEX ANNOUNCES ITS THIRD QUARTER 2003 RESULTS AND AN
                   UPDATE TO LAS CRISTINAS DEVELOPMENT PLANS

TORONTO, ONTARIO, NOVEMBER 25, 2003 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX,
AMEX: KRY) today reported its third quarter 2003 results.

HIGHLIGHTS

    o Completed a positive Feasibility Study for Las Cristinas on schedule during September.

    o Successfully completed private placements for aggregate proceeds of US$38.2 million.

    o  Appointed Todd Bruce as President and Chief Executive Officer of
       Crystallex.

    o Gold production of 18,000 ounces for the third quarter at a total cash cost of US$346 per ounce. Nine months production of 62,000 ounces at a total cash cost of US$303 per ounce.

    o  Net loss for the quarter of C$33.8 million.

    o Net operating loss for the quarter of C$12.2 million before non-cash derivative losses arising from quarterly "mark to market" adjustments of derivative instruments and non-cash write-down arising from the sale of the San Gregorio mining interests.

    o  Cash at quarter end of C$46.3 million.

    o An Updated Environmental Impact Study (EIS) for Las Cristinas is scheduled for submission by late November.

    o On October 27, Crystallex announced the closing of the sale of the San Gregorio mining interests and related operations in Uruguay. The transaction recognized the limited operating life of the Uruguayan assets and relieves Crystallex from a number of significant expenses related to the planned closure of the Uruguayan facilities including environmental, remediation, severance and relocation costs. Additionally, the sale reduced the Company's forward hedge book exposure by approximately 37,600 ounces.

    o Crystallex has finalized plans to consolidate its North American management and administrative operations at its new office in Toronto effective December 31, 2003.

During the quarter Crystallex achieved several milestones. Todd Bruce's appointment as President, Chief Executive Officer and Director of the Company and Marc Oppenheimer's accession to the position of Vice Chairman represent significant advancements of the management restructuring initiative that the Board commenced almost two and a half years ago.

Todd Bruce noted that, "As the new CEO, I must say that the Company's performance in assembling an executive team of such quality is not only remarkable in its own right, but it directly compliments the incredible job done by Marc and his colleagues in securing the rights to the Las Cristinas deposit." Mr. Bruce further continued, "The privilege of leading such a management team is rare enough, however the opportunity to apply this quality resource to extracting the value from an asset as extraordinary as Las Cristinas is a unique one that I could not decline."

During the quarter, the Company reached a major milestone with the release of its SNC-Lavalin full feasibility study on a 20,000 tonne per day ("tpd") operation at Las Cristinas. The addition of the 10.2 million ounces of proven and probable Las Cristinas reserves (calculated at a gold price of US$325 per ounce) defined by the feasibility study has transformed Crystallex into the fifth largest North American based gold mining company in terms of reserves. More details on the feasibility study results are included in the MD&A section below and the executive summary of the feasibility study is available on the Company's website at www.crystallex.com.

In addition, SNC-Lavalin completed a scoping study during the quarter on a 40,000 tpd operation at Las Cristinas. The scoping study indicates that doubling the size of the operation significantly enhances the already robust economics of the base case 20,000 tpd operation which was selected by Crystallex as an appropriate initial production level in terms of the Company's expected financing capacity. At 40,000 tpd, the scoping study estimates that the mine would produce an average of 500,000 ounces of gold per annum at a total average cash cost of US$181 per ounce with an initial capital expenditure of US$370 million pre-VAT. At a gold price of US$325 per ounce, a 40,000 tpd operation is forecast to generate free cash flow of US$710 million and a pre-tax IRR of 17%.

Based on these results, the Company has commenced a full 40,000 tpd feasibility study which is expected to be substantially completed by the end of this year. The Company's current plan is to establish a 20,000 tpd operation and then expand it to 40,000 tpd within the first five years of operation, just as soon as cumulative cash flow and financing capacity will allow. The 40,000 tpd feasibility will provide Crystallex with the flexibility to establish Las Cristinas at the 40,000 tonne per day level should market circumstances permit Crystallex to finance this scale of operation.

The Company continues to work closely with the Corporacion Venezolana de Guayana ("CVG") to advance the Las Cristinas 20,000 tpd program on schedule. The update of the previously issued Environmental Impact Statement ("EIS") will be submitted by the end of November, 2003 which should see all the necessary mining and environmental permits issued by midyear 2004. The Company has invited four major engineering companies to tender for the engineering, procurement, and construction management ("EPCM") role in building Las Cristinas. Crystallex expects to award the EPCM contract by the end of this year with detailed engineering to start in early January. In terms of the above schedule, construction at Las Cristinas is expected to start during the summer of 2004 and the first gold should be produced in the first quarter of 2006.

 The Company's operating team under the leadership of Chief Operating Officer, Dr. Ken Thomas, and VP Operations, Dr. Sadek El-Alfy, have made commendable progress during the quarter in restoring the Venezuelan operations, as the negative effects of strict capital rationing that they have been subject to over the last two years are addressed. As an example, Venezuelan gold production, which averaged 1,400 ounces per month in the first quarter, increased to an average of 3,400 ounces per month in the third quarter. Although the Venezuelan operations are not yet performing at anticipated levels, their production risk profile decreases each month as the recapitalization process proceeds.

The Company is planning to consolidate its North American management and administration at its new Toronto office at Suite 1210, 18 King Street East M5C 1C4 in mid December. The Company's telephone number (416-203-2448) and fax number (416-203-0099) will remain the same.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
                    (IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes thereto. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Crystallex produces gold in Venezuela.


KEY STATISTICS

-------------------------------------------------------------------------------------------------------------
                                           Three months ended Sept. 30,        Nine months ended Sept. 30,
                                                  2003             2002             2003             2002
-------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS (US$/OUNCE)
Gold Production (ounces)                        17,969           23,007           61,736           70,405
Total Cash Cost Per Ounce(1),(2)         $         346    $         252    $         303    $         339
Gold Ounces Sold                                14,309           25,238           56,420           69,510
Average Realized Price Per Ounce         $         300    $         300    $         305    $         308
Average Spot Gold Price Per Ounce        $         363    $         314    $         354    $         306


FINANCIAL STATISTICS (C$ THOUSANDS)
Revenues                                 $       5,452    $       9,327    $      28,552    $      33,386
Net Income (Loss)                        $     (33,781)   $      (7,564)   $     (31,960)   $     (33,483)
Cashflow from Operating Activities(3)    $      (5,024)   $       1,227    $     (10,772)   $      (7,549)
Net Income (Loss) per Basic Share        $       (0.29)   $       (0.09)   $       (0.31)   $       (0.40)
Weighted Average Common Shares O/S         116,151,085       85,686,891      103,110,626       82,721,034
-------------------------------------------------------------------------------------------------------------


(1) Includes Royalties and Production Taxes.

(2) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section of NON-GAAP measures.

(3) Includes Working Capital changes, before capital expenditures.

SUMMARY FINANCIAL RESULTS

For the third quarter 2003, Crystallex incurred a loss of $12.2 million prior to adjustments for non-hedge derivative gains/losses and the San Gregorio write-down, as compared with a loss of $5.9 million in the third quarter of 2002. A non-cash adjustment for non-hedge derivative losses of $19.6 million, (and a loss of $16.5 million in 2002) resulted in a net loss of $33.8 million, or $0.29 per share for the third quarter, as compared with a net loss of $7.6 million, or $0.09 per share, for the same period in 2002.

Revenue for the third quarter totalled $5.5 million on gold sales of 14,309 ounces, as compared with $9.3 million of revenue on gold sales of 25,238 ounces for the year earlier quarter. The decrease in sales revenue was attributable to fewer ounces sold and a stronger Canadian dollar. Fewer ounces were produced and sold due in part to a mechanical failure at the San Gregorio mill. The average realized gold price during the quarter was US$300 per ounce. The Company's average realized price per ounce was below the average quarterly spot price of US$363 per ounce as a result of delivering gold production into forward sales positions with exercise prices of approximately US$300 per ounce, thereby reducing the Company's hedge book exposure.

During the first nine months of 2003, revenues totalled $28.6 million, as compared to $33.4 million for the corresponding period in 2002. Gold sales amounted to 56,420 ounces as compared with 69,510 ounces for the same period in 2002.

For the third quarter, there was an operating cashflow deficit, as expenses from operations exceeded realized revenue from gold sales (considering the impact of delivering into forward sales positions). The total operating cashflow deficit, after including corporate general and administrative expenses and working capital changes, totalled $5.0 million during the third quarter. For the nine month period, the cash flow deficit was $10.7 million, as compared with a $7.5 million cash flow deficit during the comparable period in 2002. The increase in the cash flow deficit was due largely to lower gold sales and higher general and administrative costs.

LAS CRISTINAS

FEASIBILITY STUDY

As reported in detail on September 10, 2003, a full Feasibility Study for the Las Cristinas project was completed during September by SNC - Lavalin Engineers and Constructors, (SNCL). The results of the Feasibility Study clearly distinguish Las Cristinas as a world class gold deposit that can be economically developed and operated by conventional mining and gold processing technology.


FEASIBILITY STUDY OPERATING HIGHLIGHTS

-------------------------------------------------------------------------------------------------------
Measured and Indicated Resources(1) (0.5g/t cut-off)           439 million tonnes grading 1.09 g/t
                                                               15.3 million ounces of contained gold

Mineable Reserves(1),(2) (Proven and Probable)                 246 million tonnes grading 1.29 g/t;
                                                               10.2 million ounces of contained gold

Gold Price                                                     US$325/oz.

Metallurgical Recovery                                         89%

Daily Mill Throughput                                          20,000 tonnes
Annual Mill Throughput                                         7,300,000 tonnes
Overall Strip Ratio                                            1.34
Mine Life                                                      34 years

Average Annual Gold Production - First Five Years              311,000 ounces
Average Annual Gold Production - Life of Mine                  266,000 ounces

Development Capital                                            US$243 million
VAT on Development Capital(3)                                  US$ 39 million

Operating Costs Per Tonne of Ore                               US$6.70
Total Cash Costs Per Ounce(4) - First Five Years               US$144
Total Cash Costs Per Ounce(4) - Life of Mine                   US$196
-------------------------------------------------------------------------------------------------------

(1) Mineral reserve and mineral resource estimates in the Feasibility Study were estimated in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Regulators in National Instrument 43-101. Unlike proven and probable mineral reserves, mineral resources do not have demonstrated economic viability.

(2) Mineral reserves, which were calculated using a gold price of US$325/oz., are included in the mineral resources.

(3) VAT is charged on goods and services during the construction period; however, is fully recoverable from gold sales revenues within about three years.

(4) Includes royalties.

LAS CRISTINAS ECONOMIC HIGHLIGHTS

The Feasibility Study financial results, calculated at a gold price of US$325 per ounce, demonstrate that Las Cristinas can be economically developed as a large, open pit mining operation utilizing a conventional gravity and carbon-in-leach (CIL) gold processing circuit.

Based upon current proven and probable reserves of 10.2 million ounces and a gold price of US$325 per ounce, Las Cristinas will generate pre-tax cumulative free cashflow of US$742 million. At US$375 per ounce, pre-tax cumulative cashflow climbs to US$1.2 billion.

The table below presents Las Cristinas financial returns on an all-equity, before tax basis using a gold price of US$325 per ounce and also at gold prices more reflective of current market conditions.


------------------------------------------------------------------------------------------------------------
BEFORE TAX                                                           GOLD PRICE (US$/OUNCE)
                                                        FEASIBILITY                SENSITIVITIES
------------------------------------------------------------------------------------------------------------
US$ millions                                               $325               $350               $375
------------------------------------------------------------------------------------------------------------
Cumulative Free Cashflow(1)                              $  742             $  942             $ 1,156
NPV @ 5% (unleveraged)                                   $  239             $  327             $   421
IRR (unleveraged)                                          13.8%              16.6%               19.4%
Payback                                                  4.7 years          4.1 years          3.7 years
------------------------------------------------------------------------------------------------------------


(1) Cumulative Free Cashflow is defined as cashflow net of development and sustaining capital, operating costs and royalties, including a 3% exploitation tax.

(2) Royalties include the 3% Exploitation Tax on gold sales payable to the Venezuelan Ministry of Mines and the royalty on gold sales payable to the CVG (1% if gold is (less then) = $280/oz; 1.5% if gold is (greater then) $280/oz and (greater then) $350/oz; 2% if gold is (less then) =$350/oz and (greater then) $400/oz and 3% if gold is (less then) =$400/oz).

NEXT STEPS

Work is ongoing in a number of areas to advance the development of Las Cristinas. The Company is on schedule to complete an Updated Environmental Impact Study (EIS) by late November, 2003 for presentation to the Corporacion Venezolana de Guayana, (CVG). Following review by the CVG, the EIS will be presented to the Venezuelan Ministry of Environment and Natural Resources
(MARN). The submission to the MARN will initiate the process for securing the updated Land Use Permit and the Permit to Impact Natural Resources. At present, it is estimated that the Permit to Impact Natural Resources could be awarded by the end of the second quarter next year, which would allow construction to commence.

Invitation letters and Requests for Proposals have been extended to engineering firms to submit bids for supplying Engineering, Procurement and Construction Management, (EPCM) services for the engineering, construction and development of Las Cristinas. Tenders are due by early December and Crystallex intends to award the EPCM contract during January, 2004.

Crystallex is also nearing completion of the improvements contemplated by the local social programs as outlined in the Mining Operation Contract with the CVG and will begin formal transfer of ownership in early December. These projects include providing new water treatment facilities, sewerage systems, thirty new houses and road improvements. The Company is also providing medicines on a monthly basis to a local medical clinic, as well as undertaking an expansion and regular maintenance of the clinic.


OPERATIONS REVIEW

---------------------------------------------------------------------------------------------------
SUMMARY OPERATING STATISTICS       Three months ended Sept. 30,      Nine months ended Sept. 30,
                                               2003        2002                 2003        2002
---------------------------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                             8,849      15,840               41,729      49,126
     La Victoria                                986       6,770                5,564      16,568
     Tomi Open Pits                           7,028          42               11,195       1,890
     Tomi Underground                           454          --                1,028          --
     Purchased Material                         652         355                2,220       2,821
TOTAL                                        17,969      23,007               61,736      70,405
---------------------------------------------------------------------------------------------------
TOTAL CASH COST (US$/OUNCE)
     San Gregorio                           $   370     $   226              $   276     $   234
     Venezuela                              $   322     $   309              $   360     $   339
COMPANY AVERAGE                             $   346     $   252              $   303     $   339
---------------------------------------------------------------------------------------------------

SAN GREGORIO

Gold production from the San Gregorio mine in Uruguay was 8,849 ounces during the third quarter, as compared with 15,840 ounces for the comparable period in 2002. Gold production was well below budget in the third quarter as a result of the failure of the ball mill gear reducer shaft, which was reported in the second quarter Management Discussion and Analysis. As a consequence of the shaft failure, the mill was shut down from early July until mid-August, after which mill operations returned to a normal level.

Total cash operating costs averaged US$370 per ounce for the third quarter, an increase from US$226 per ounce in the comparable quarter of 2002, largely attributable to the shaft failure.

As reported on October 27, 2003, Crystallex sold its Uruguayan interests, including the San Gregorio mining operations to Uruguayan Mineral Explorations Inc, (UME). Under the terms of the agreement, UME will pay Crystallex US$2 million in two equal installments, with the first installment due six months after closing and the second installment due twelve months after closing. Crystallex will also receive a transfer of certain exploration drilling equipment. In addition, UME paid approximately US$2.8 million to fund the closing out of all remaining San Gregorio gold forward sales commitments, (approximately 37,600 ounces), and through the Uruguayan companies purchased, assumed certain environmental, remediation, severance and closure costs which would have been incurred by Crystallex had it proceeded with the planned closure of its Uruguayan mining operations. The sale was completed through the transfer of the shares of the Company's Uruguayan subsidiary companies which owned the mining assets. The Company recorded a $2.0 million write-down of its Uruguayan investment in the third quarter.

VENEZUELA OVERVIEW

During the third quarter of 2003, the Revemin Mill processed ore mainly from the open pit mines on the Tomi concession:

------------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
100% Basis                                                   2003              2002             2003             2002
------------------------------------------------------------------------------------------------------------------------
REVEMIN MILL-ORE PROCESSED (TONNES)
La Victoria Ore                                            19,000            92,000           89,000          245,000
Tomi Open Pit Ore                                          82,000               300          134,000           23,000
Tomi Underground Ore                                        2,000                --            6,000               --
Purchased Ore                                               5,000             1,400           20,000           11,000
------------------------------------------------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                              108,000            93,700          249,000          279,000
HEAD GRADE OF ORE PROCESSED (G/T)                            3.22              3.26             3.15             2.98
TOTAL RECOVERY RATE (%)                                        82%               73%              79%              79%
TOTAL GOLD RECOVERED (OUNCES)                               9,120             7,167           20,007           21,279
------------------------------------------------------------------------------------------------------------------------

Gold production from the Revemin Mill was 20,007 ounces for the first nine months of 2003, and 9,120 ounces for the third quarter. Third quarter 2003 production was 27% higher than the prior period. The increase is largely attributed to processing a significantly higher proportion of ore from the Tomi concession which yields higher recoveries than the refractory ore from La Victoria. Gold recoveries averaged 82% for the quarter as compared with only 73% for the comparable period in 2002. Gold recovery was over 87% in September when no ore from La Victoria was processed.

There has been a steady increase in the tonnes of ore processed and gold recovered at Revemin since the beginning of the year. Ore processed was 67,000 tonnes in the first quarter, 74,000 tonnes in the second quarter and 108,000 tonnes in the third quarter. The mill operated at 87% of its 1,350 tonne per day capacity during the third quarter, up from about 55% in the first quarter. The improved tonnage reflects capital recently invested in mine equipment and maintenance. Production of gold has increased from 4,325 ounces in the first quarter to 9,120 ounces in the third quarter. The increase in gold production is due to both higher tonnes of ore milled and higher gold recoveries.

LA VICTORIA

During the period, metallurgical testwork results on the La Victoria sulphide ore deposit have demonstrated that the content of refractory ore was higher than originally estimated, and as a consequence this sulphide ore will be difficult to process using the conventional cyanide gold extraction process at the Revemin mill. The gold in the La Victoria ore is encapsulated in sulphide minerals which prevent sufficient quantities of gold from being leached by the cyanide. As a consequence, gold recovery rates are low, averaging only 54% during the third quarter. Further testwork indicated that the ore at La Victoria may be amenable to Bio-Oxidation, a pre-treatment step that breaks down the sulphide minerals through accelerating the oxidation process, thereby exposing the gold for subsequent removal by cyanide leaching.

The Company is currently in the process of evaluating the technical and economic viability of constructing and operating a Bio-Oxidation plant at the Revemin mill, which based on preliminary testwork is a more suitable process for this type of ore. The evaluation requires a drilling program to be conducted to reassess the size and grade of the La Victoria ore deposit and pilot plant testing of the Bio-Oxidation process. It is planned that drilling and pilot plant testing will be conducted during the first quarter of 2004 to fully evaluate the property's viability.

While these programs are underway, ore feed for the Revemin mill will come from the open pits and underground mine on the Tomi concession.

TOMI

Ore from the Tomi open pits accounted for 76% of the ore feed to the Revemin mill during the third quarter of 2003. The Tomi ore is higher grade and does not have the refractory characteristics of the La Victoria ore and,as a result, gold recovery is higher. Gold recovery from the Tomi pits averaged 84% for the first nine months of the year, as compared with 68% recovery for La Victoria. It is planned that the Tomi pits will supply the majority of the ore feed to Revemin for the balance of 2003 and for 2004. Drilling is currently ongoing at the Milagrito open pit mine on the Tomi concession.

Production at the Tomi underground mine is gradually increasing as recent capital funding provided for new equipment required for development and production. It is expected that the mine will reach design levels of about 200 tonnes of ore per day by the end of the first quarter 2004. A change in mining method will result in greater ore dilution and the Company is currently forecasting an average mined grade of about 11.0 grams per tonne.

At the Venezuelan operations, total cash operating costs averaged US$322 per ounce for the third quarter of 2003, as compared with US$309 per ounce for the similar period in 2002. Although quarterly average costs were higher for the third quarter 2003, both production and operating costs improved throughout the third quarter. Gold production exceeded 3,400 ounces in both August and September, as compared with a monthly average of 1,400 ounces during the first quarter and 2,200 ounces per month during the second quarter. Also, September unit costs were reduced to $302 per ounce. However, cashflow from operations is being negatively impacted by the currency exchange controls in Venezuela. The Company is currently considering options to reduce the impact of the currency controls.

                                     (More)

                                   GOLD PRODUCTION STATISTICS
---------------------------------------------------------------------------------------------------
                                     Three months ended Sept. 30,   Nine months ended Sept. 30,
100% Basis                                    2003           2002           2003           2002
---------------------------------------------------------------------------------------------------
URUGUAY
-------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                           148,000        279,000        739,000        778,000
Tonnes Waste Mined                         865,000      1,157,000      3,284,000      3,493,000
Tonnes Ore Processed                       189,000        267,000        760,000        815,000
Average Grade of Ore Processed (g/t)          1.61           2.01           1.86           2.03
Recovery Rate (%)                               90%            91%            92%            92%
---------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                          8,849         15,840         41,729         49,126

TOTAL CASH COSTS (US$/OUNCE)            $      370     $      226     $      276     $      234

VENEZUELA
---------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                            20,000         98,000         86,000        245,000
Tonnes Waste Mined                          58,000        190,000        391,000        760,000
Tonnes Ore Processed                        19,000         92,000         89,000        245,000
Average Grade of Ore Processed (g/t)          3.01           3.17           2.84           2.75
Recovery Rate (%)                               54%            73%            68%            77%
---------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                            986          6,770          5,564         16,568

TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                           110,000            300        156,000         23,000
Tonnes Waste Mined                         264,000              0        367,000          3,000
Tonnes Ore Processed(2)                     82,000            500        134,000         23,000
Average Grade of Ore Processed (g/t)          3.11           3.47           3.10            2.9
Recovery Rate (%)                               86%            73%            84%            89%
---------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                          7,028             42         11,195          1,890

TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                             2,000             --          7,000             --
Tonnes Waste Mined                              --             --             --             --
Tonnes Ore Processed                         2,000             --          6,000             --
Average Grade of Ore Processed (g/t)          6.94             --           6.12             --
Recovery Rate (%)                                              --             91%            --
---------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                            454             --          1,028             --

OTHER (PURCHASED MATERIAL)
Tonnes Ore Processed                         5,000          1,400         20,000         11,000
Average Grade of Ore Processed (g/t)          4.31           8.64           4.06           8.14
Recovery Rate (%)                               94%            95%            83%            97%
---------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                            652            355          2,220          2,821

TOTAL PRODUCTION- VENEZUELA (OUNCES)         9,120          7,167         20,007         21,279
TOTAL CASH COST-VENEZUELA (US$/OZ)(2)   $      322     $      309     $      360     $      339
---------------------------------------------------------------------------------------------------

CRYSTALLEX TOTAL
----------------
TOTAL GOLD PRODUCTION (OUNCES)              17,969         23,007         61,736         70,405
TOTAL CASH COST (US$/OUNCE)             $      346     $      252     $      303     $      339
===================================================================================================

(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all reserves, resources and production for its account.

(2) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.

GENERAL AND ADMINISTRATIVE

General and Administrative expenses totalled $7.2 million for the third quarter of 2003, as compared with $1.9 million for the comparable period in 2002. The $5.3 million increase includes $1.8 million representing the contractual costs of additions in senior management personnel during the past year as the Company commenced preparations for the development, construction and operation of the Las Cristinas properties and substantially increased legal and audit costs. The increase further reflects annual contractual and discretionary bonus payments of $2.2 million for the 2003 fiscal year determined and accrued in the third quarter, and a payment of $1.3 million to certain management and operating personnel and directors specifically in recognition of their extraordinary commitment of time and effort on behalf of the Company, over several years, in successfully securing the Las Cristinas mining operation agreement, the latter payment having been approved by an independent compensation committee of the Board of Directors..

For the first nine months of 2003, general and administrative expenses were $12.5 million as compared with $5.3 million in 2002. The increase is largely attributable to the aforementioned payments, and significantly higher legal and audit fees.

FORWARD SALES AND WRITTEN CALL OPTIONS

At September 30, 2003, Crystallex had outstanding 188,900 ounces of fixed forward contracts at an average price of US$303 per ounce, and 224,169 ounces under call options sold at an average price of US$303 per ounce. At September 30, 2003, Crystallex had the following forward contracts and call options outstanding:

----------------------------------------------------------------------------------------------
                                         2003       2004       2005       2006      TOTAL
----------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)      23,866     82,608     42,430     39,996    188,900
Average Price (US$/Ounce)            $    300   $    300   $    305   $    310   $    303
Written Gold Call Options (ounces)     55,781    115,456     50,932      2,000    224,169
Average Exercise Price (US$/ounce)   $    295   $    306   $    303   $    348   $    303
Total (ounces)                         79,647    198,064     93,362     41,996    413,069
----------------------------------------------------------------------------------------------

As previously noted, the Company's objective is both to restructure and reduce the size of its hedge book by negotiating with hedge counterparties to move certain commitments to future periods, by repurchasing positions at opportune times, and by delivering into forward sales contracts without replacing those contracts.

Subsequent to the end of the third quarter, the Company purchased 25,000 ounces of gold at a spot price of US$372 per ounce and delivered an equal number of ounces of forward sales for settlement at US$298 per ounce for a net cost of US$1.84 million. Also, as part of the sale of the Uruguayan assets, Uruguay Mineral Explorations funded the retirement of 37,640 ounces of forward sales contracts, which represented all remaining forward sales contracts for San Gregorio that were guaranteed by Crystallex. As a result, the Company's total outstanding forward contracts and call options have been reduced to 350,429 ounces.

At September 30, 2003, the unrealized mark-to-market value of Crystallex's gold forward sales and call options, calculated at a spot price of US$388 per ounce was negative C$47 million. This value represents the replacement value of the forward sale and call option contracts based upon the spot gold price at quarter end and does not represent an obligation for payment by Crystallex. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

WRITTEN CALL OPTIONS

As previously reported, upon re-examination of the accounting for the Company's written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been properly accounted for and, as a result, the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative
(loss) gain.

FIXED FORWARD CONTRACTS

As previously reported, the Company treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain restructuring transactions with the counterparty modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain.

The variation in fair market value of options and forwards from period to period can cause significant volatility in earnings; however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the three month period ended September 30, 2003, the total mark to market loss on the non-hedge derivative positions was $19.6 million. For nine months of 2003, the Company reported a non-hedge derivative loss of $13.0 million.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company will defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cashflow (after working capital changes and before capital expenditures) was a utilization of $5.0 million for the three months ended September 30, 2003 as compared with operating cashflow of $1.2 million for the comparable period in 2002. At September 30, 2003, cash and cash equivalents were $46.3 million. At quarter end, there was a working capital surplus of $15.0 million.

FINANCING ACTIVITIES

During the third quarter of 2003, the following financing transactions were completed:

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of US$2.20 per special warrant for aggregate proceeds of approximately US$10 million. Each special warrant entitles the holder to acquire one common share. In addition, the purchaser received purchase warrants to acquire 2,272,727 additional common shares of Crystallex. Each purchase warrant entitles the holder to acquire one common share, at an exercise price of US$2.75 per share for a three year period.

On September 8, 2003 the Company closed a private placement of 12,800,000 special warrants at a price of US$2.20 per special warrant for aggregate proceeds of US$28.2 million. Each special warrant entitles the holder, upon exercise, to acquire one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at an exercise price of US$2.75 per share for a period of three years.

INVESTING ACTIVITIES

Capital expenditures during the third quarter totaled $6.4 million, compared with $31.5 million for the same period in 2002. Investments were principally for the Las Cristinas project $4.7 million, with the balance related to the operating mines in Uruguay and Venezuela.

As noted, subsequent to quarter end, the Company spent US$1.84 million to settle 25,000 ounces of forward sales from future periods.

NON GAAP MEASURES

The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful development and integration of Company assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company presents and updates in its public filings risk factors that it considers relevant and material to its business at the time of filing. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

RECLAMATION AND ENVIRONMENTAL RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

ABOUT CRYSTALLEX

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. Crystallex shares trade on the TSX and AMEX Exchanges. The Company's principle asset is the Las Cristinas property in Bolivar State which is currently under development. Other producing assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com
Email us at: mail@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Consolidated Financial Statements of



CRYSTALLEX INTERNATIONAL
CORPORATION



September 30, 2003



(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                 SEPTEMBER 30,        DECEMBER 31,
                                                     2003                  2002
                                                 -------------        -------------
ASSETS
CURRENT
  Cash and cash equivalents                      $  46,339,252        $   5,695,130
  Accounts receivable                                2,758,814            2,332,437
  Production inventories (Note 4)                    8,515,781            8,544,920
  Supplies inventory and prepaid expenses            1,861,529              536,843
  Investments                                           46,614               89,329
  Due from related parties                             231,964               88,164
-------------------------------------------------------------------------------------
                                                    59,753,954           17,286,823
SECURITY DEPOSITS                                      174,244              208,887
INVESTMENT                                                  --              640,000
PROPERTY, PLANT AND EQUIPMENT (Note 5)             157,514,056          154,303,830
DEFERRED CHARGE                                        433,460            7,765,576
DEFERRED FINANCING FEES                              1,278,035            2,162,868
-------------------------------------------------------------------------------------
                                                 $ 219,153,749        $ 182,367,984
=====================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities       $  13,054,660        $  17,385,724
  Due to related parties                             1,176,604              245,925
  Current portion of deferred credit                28,824,005           11,401,347
  Current portion of long-term debt (Note 6)         1,673,876            7,850,256
-------------------------------------------------------------------------------------
                                                    44,729,145           36,883,252
RECLAMATION PROVISION                                1,237,266            1,048,726
LONG-TERM DEBT (Note 6)                             12,771,132           26,206,277
DEFERRED CREDIT                                     18,902,895           35,001,677
-------------------------------------------------------------------------------------
                                                    77,640,438           99,139,932
-------------------------------------------------------------------------------------

MINORITY INTEREST                                      143,517              143,517
-------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTE 7)
SHARE CAPITAL                                      245,809,458          193,349,000
SPECIAL WARRANTS                                    17,080,093            4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES                       --            3,878,322
CONTRIBUTED SURPLUS                                 34,941,966            5,801,535
DEFICIT                                           (156,461,723)        (124,501,772)
-------------------------------------------------------------------------------------
                                                   141,369,794           83,084,535
-------------------------------------------------------------------------------------
                                                 $ 219,153,749        $ 182,367,984
=====================================================================================



"Todd Bruce", Director                      "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------

                                           THREE MONTH          THREE MONTH          NINE MONTH             NINE MONTH
                                          PERIOD ENDED          PERIOD ENDED        PERIOD ENDED           PERIOD ENDED
                                          SEPTEMBER 30,         SEPTEMBER 30,       SEPTEMBER 30,          SEPTEMBER 30,
                                               2003                 2002                 2003                  2002
                                          -------------        -------------        -------------          -------------
                                                          (AS RESTATED - NOTE 2)                      (AS RESTATED - NOTE 2)
MINING REVENUE                            $   5,451,960        $   9,326,751        $  28,551,790          $  33,386,013
-----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                  5,584,893            9,832,071           24,132,566             31,079,343
  Amortization                                2,463,458            2,028,922            7,344,740              6,668,644
  Depletion                                     683,744              800,853            1,803,244              1,657,256
-----------------------------------------------------------------------------------------------------------------------------
                                              8,732,095           12,661,846           33,280,550             39,405,243
-----------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                               (3,280,135)          (3,335,095)          (4,728,760)            (6,019,230)
-----------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Amortization                                    4,242                4,159               13,348                 12,478
  Interest on long-term debt                    371,208            1,247,995            1,252,432              2,276,237
  General and administrative                  7,157,095            1,869,791           12,500,944              5,289,898
-----------------------------------------------------------------------------------------------------------------------------
                                              7,532,545            3,121,945           13,766,724              7,578,613
-----------------------------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE LOSS                   (19,556,583)          (1,694,589)         (12,954,305)           (20,763,465)
-----------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                     (30,369,263)          (8,151,629)         (31,449,789)           (34,361,308)
-----------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                      52,285              164,858               81,278                319,610
  Foreign exchange                           (1,416,349)             625,548            1,578,432                761,861
  Loss on marketable securities                 (25,774)                  --              (27,208)                    --
  Write-down of property, plant and
    equipment (Note 10)                      (2,000,000)                  --           (2,000,000)                    --
  Write-down of marketable securities           (21,357)            (202,745)            (142,664)              (202,745)
-----------------------------------------------------------------------------------------------------------------------------
                                             (3,411,195)             587,661             (510,162)               878,726
-----------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                   $ (33,780,458)       $  (7,563,968)       $ (31,959,951)         $ (33,482,582)
-----------------------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE
  Basic and Diluted                       $       (0.29)       $       (0.09)       $       (0.31)         $       (0.40)
-----------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
  Basic and Diluted                         116,151,085           85,686,891          103,110,626             82,721,034
-----------------------------------------------------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                               THREE MONTH         THREE MONTH          NINE MONTH              NINE MONTH
                                               PERIOD ENDED        PERIOD ENDED        PERIOD ENDED            PERIOD ENDED
                                               SEPTEMBER 30,       SEPTEMBER 30,       SEPTEMBER 30,           SEPTEMBER 30,
                                                   2003                2002                2003                    2002
                                               ------------        ------------        ------------            ------------
                                                             (AS RESTATED - NOTE 2)                      (AS RESTATED - NOTE 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                            $(33,780,458)       $ (7,563,968)       $(31,959,951)           $(33,482,582)
Adjustments to reconcile income to net
   cash used in operating activities:
   Amortization and depletion                     3,151,444           2,833,934           9,161,332               8,338,378
   Financial advisory fee                                --                  --             445,380                      --
   Foreign exchange                               1,416,349            (625,548)         (1,578,432)               (761,861)
   Interest on long-term debt                            --             797,035                  --               1,163,049
   Legal fees                                     2,319,589                  --           2,319,589                      --
   Loss on Securities                                25,774                  --              27,208                      --
   Management fees                                   40,425              54,705              82,523                 110,955
   Non-hedge derivative loss                     20,184,046           3,815,203          14,074,397              22,016,632
   Reclamation provision                            248,879              14,939             356,878                (139,919)
   Write-down of marketable securities               21,357             202,745             142,664                 202,745
   Write-down of property, plant and
     equipment (Note 10)                          2,000,000                  --           2,000,000                      --
Changes in other operating assets and
   liabilities, (Increase) decrease in
   accounts receivable                            1,245,404             760,492            (798,965)               (329,423)
   (Increase) decrease in  inventories           (2,147,470)            353,901          (1,232,500)                 15,169
   (Increase) decrease in deposits and
    prepaid expenses                               (138,901)           (639,349)         (1,281,285)                824,649
   (Increase) decrease in due from related
   parties                                          130,268                 776            (440,956)                (49,808)
    Increase (decrease) in accounts payable
    and accrued liabilities                       2,758,958           1,178,424          (2,325,477)             (4,602,329)
    Increase (decrease) in due to related
    parties                                      (2,269,458)            (75,760)          1,088,535                (265,639)
    Increase (decrease ) in deferred credit        (229,767)            119,714            (803,368)               (588,522)
---------------------------------------------------------------------------------------------------------------------------------
                                                 (5,023,561)          1,227,243         (10,722,428)             (7,548,506)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment     (6,444,303)        (31,567,572)        (14,371,537)            (34,740,884)
   Security deposits                                  5,935              35,391              34,643                 113,333
   Proceeds on sale of marketable securities        233,576                  --             512,843                      --
   Purchase of marketable securities                     --                  --                  --                 (64,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                 (6,204,792)        (31,532,181)        (13,824,051)            (34,691,551)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of capital share for cash             2,985,618           3,505,728           4,516,777               4,872,409
   Special warrants                              48,839,673                  --          61,815,148                      --
   Debt borrowings                                       --          21,496,009           5,244,371              26,090,209
   Debt repayments                                       --            (117,203)         (5,052,110)               (653,363)
   Deferred financing fees                         (209,550)           (917,650)         (1,333,585)               (917,650)
---------------------------------------------------------------------------------------------------------------------------------
                                                 51,615,741          23,966,884          65,190,601              29,391,605
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                               40,387,388          (6,338,054)         40,644,122             (12,848,452)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                             5,951,864           7,899,433           5,695,130              14,409,831
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                $ 46,339,252        $  1,561,379        $ 46,339,252            $  1,561,379
=================================================================================================================================



Supplemental disclosure with respect to cash flows (Note 8)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------



                                                                             NUMBER OF
                                               NUMBER                         SPECIAL                         NUMBER OF
                                             OF SHARES        AMOUNT          WARRANTS         AMOUNT          WARRANTS
                                           -------------   -------------   -------------    -------------    -------------
Balance at December 31, 2001                  79,347,194   $ 165,350,568              --    $          --       10,978,272
  Shares issued on exercise of options         1,104,500       1,615,650              --               --               --
  Shares issued on conversion of warrants      2,495,125       6,251,422              --               --       (2,495,125)
  Shares issued for management fees               42,612         110,955              --               --               --
  Shares issued for mineral property             282,554         873,182              --               --               --
  Shares issued for bank loan                    677,711       1,714,609              --               --               --
  Shares issued for finders fee                   35,430          78,655              --               --               --
  Shares issued on conversion of notes         7,737,152      17,353,959              --               --               --
  Special warrants issued for cash                    --              --       2,252,500        4,557,450               --
  Warrants issue with convertible notes               --              --              --               --        3,195,023
  Equity component of convertible notes               --              --              --               --               --
  Net loss for the year                               --              --              --               --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                  91,722,278     193,349,000       2,252,500        4,557,450       11,678,170
  Shares issued on exercise of options           100,000         190,000              --               --               --
  Shares issued on conversion of warrants      2,686,316       5,581,036              --               --       (2,686,316)
  Shares issued for management fees               40,080          82,523              --               --               --
  Shares issued for mineral property             229,283         732,934              --               --               --
  Shares issued for bank loan                  2,629,308       2,978,401              --               --               --
  Shares issued for financial advisory fee       300,000         445,380              --               --               --
  Shares issued for finders fee                   61,695         157,856              --               --               --
  Shares issued for legal fee                    900,000       2,319,589              --               --               --
  Shares issued on conversion of notes        15,673,393      20,109,082              --               --               --
  Conversion of special warrants              12,018,455      19,863,657     (12,018,455)     (19,863,657)              --
  Special warrants issued for cash                    --              --      27,807,955       32,386,300       13,903,977
  Warrants issued with consulting fee                 --              --              --               --        1,000,000
  Warrants issued with convertible notes              --              --              --               --          150,000
  Warrants issued with promissory notes               --              --              --               --          450,000
  Warrants expired during the period                  --              --              --               --       (3,238,195)
  Net loss for the period                             --              --              --               --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003                126,360,808   $ 245,809,458      18,042,000    $  17,080,093       21,257,636
============================================================================================================================





                                                                                   EQUITY
                                                                                 COMPONENT
                                                                                     OF
                                               CONTRIBUTED                      CONVERTIBLE
                                                 SURPLUS          DEFICIT           NOTES            TOTAL
                                              -------------    -------------    -------------    -------------
Balance at December 31, 2001                  $   4,415,546    $ (68,041,960)   $   1,557,302    $ 103,281,456
  Shares issued on exercise of options                   --               --               --        1,615,650
  Shares issued on conversion of warrants          (572,804)              --               --        5,678,618
  Shares issued for management fees                      --               --               --          110,955
  Shares issued for mineral property                     --               --               --          873,182
  Shares issued for bank loan                            --               --               --        1,714,609
  Shares issued for finders fee                          --               --               --           78,655
  Shares issued on conversion of notes                   --               --       (1,557,302)      15,796,657
  Special warrants issued for cash                       --               --               --        4,557,450
  Warrants issue with convertible notes           1,958,793               --               --        1,958,793
  Equity component of convertible notes                  --               --        3,878,322        3,878,322
  Net loss for the year                                  --      (56,459,812)              --      (56,459,812)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      5,801,535     (124,501,772)       3,878,322       83,084,535
  Shares issued on exercise of options                   --               --               --          190,000
  Shares issued on conversion of warrants        (1,495,520)              --               --        4,085,516
  Shares issued for management fees                      --               --               --           82,523
  Shares issued for mineral property                     --               --               --          732,934
  Shares issued for bank loan                            --               --               --        2,978,401
  Shares issued for financial advisory fee               --               --               --          445,380
  Shares issued for finders fee                          --               --               --          157,856
  Shares issued for legal fee                            --               --               --        2,319,589
  Shares issued on conversion of notes                   --               --       (3,878,322)      16,230,760
  Conversion of special warrants                         --               --               --               --
  Special warrants issued for cash               29,428,848               --               --       61,815,148
  Warrants issued with consulting fee               687,785               --               --          687,785
  Warrants issued with convertible notes            278,057               --               --          278,057
  Warrants issued with promissory notes             241,261               --               --          241,261
  Warrants expired during the period                     --               --               --               --
  Net loss for the period                                --      (31,959,951)              --      (31,959,951)
----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003                 $  34,941,966     (156,461,723)   $          --    $ 141,369,794
======================================================================================================================




CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted primarily in Venezuela.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The unaudited interim period consolidated financial statements of Crystallex have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2002 and for the year then ended. These unaudited interim period consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

       As discussed in the Company's annual consolidated financial statements as at December 31, 2002 and for the year then ended, the Company restated their consolidated financial statements as at December 31, 2002 and for the year then ended from the amounts previously reported. For comparative purposes, the Company has restated the consolidated financial statements for the nine and three month periods ended September 30, 2002 to give effect to the various adjustments and accounting changes made as discussed in Note 3.

3.     PRIOR PERIOD RESTATEMENT

       The following summarizes adjustments made to previously reported amounts:

       Deficit, January 1, 2002, as originally reported            $(21,361,808)

       Restatements

          Included in consolidated financial statements previously issued on July 25, 2003:

            Reduction to plant and equipment (a)                    (16,292,449)
            Reduction to mineral properties (b)                     (19,746,087)
            Misstatement of expenses (c)                               (102,363)
            Foreign exchange conversion loss (d)                     (2,780,352)
            Gold loan conversion (e)                                 (1,529,364)
            Minority interest (f)                                      (704,643)
            Write-down of investment (g)                             (2,003,338)
            Reversal of capitalized costs (h)                        (1,188,225)
            Commodity derivative contracts (i)                       (2,128,961)
            Other                                                      (204,370)
       ------------------------------------------------------------------------
       Deficit, January 1, 2002, as restated                       $(68,041,960)
       ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD ADJUSTMENT (CONTINUED)

       The above restatements, made by management subsequent to the release of the consolidated financial statements as at September 30, 2002 and for the nine month period then ended, had the following effect on net loss and earnings per share, as previously reported for the nine and three month periods ended September 30, 2002:

                                                 THREE MONTH        NINE MONTH
                                                 PERIOD ENDED      PERIOD ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,
                                                     2002              2002
                                                 ------------      -------------

       Net loss, as originally reported          $ (2,933,269)     $ (7,337,428)
       Restatements
           Commodity derivative contracts (i)      (2,732,386)      (21,061,319)
           Minority interest (f)                     (995,982)       (2,388,364)
           Plant and equipment (a)                   (902,331)       (2,695,471)
       ------------------------------------------------------------------------
       Net loss, as restated                     $ (7,563,968)     $(33,482,582)
       ========================================================================

       Earnings per share, basic and diluted,
         as previously reported                  $      (0.03)     $      (0.09)
       Per share effect of above noted
         restatements on the net loss                   (0.06)            (0.31)
       ------------------------------------------------------------------------
       Earnings per share, basic and diluted,
         as restated                             $      (0.09)     $      (0.40)
       ========================================================================

       (A) WRITE DOWN OF PLANT AND EQUIPMENT

           The Company's Uruguay mill assets had previously been amortized over a 20 year period and its mine equipment had been amortized over a 10 year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. This has resulted in a cumulative adjustment which reduced the net carrying value of property, plant and equipment and increased the opening January 1, 2002 deficit by $11,036,760. As a result of this restatement, an additional amortization expense of $2,695,471 and $902,331 has been recorded by management in the statement of operations for the nine and three month periods ended September 30, 2002.

           Management further concluded that the carrying values of its Venezuelan Albino project property, plant and equipment assets were overstated based upon a recoverability analysis using assumptions and information existing as at December 31, 2001 including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. This has resulted in a cumulative adjustment which increased the opening January 1, 2002 deficit by $5,255,689.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD ADJUSTMENT (CONTINUED)

       (B) WRITE DOWN OF MINERAL PROPERTIES

           As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Tomi and Albino properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. This restatement resulted in a reduction in the carrying values of the two mineral properties and increased the opening January 1, 2002 deficit by $19,746,087.

       (C) MISSTATEMENT OF EXPENSES

           Management noted that certain expenses incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. This restatement resulted in an increase to the opening January 1, 2002 deficit of $102,363.

       (D) FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

           Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce the previously reported Cumulative Translation Account ("CTA"). This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,780,352.

       (E) GOLD LOAN CONVERSION

           During fiscal 2001, the Company converted its gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. This restatement increased the long-term debt payable, and increased the opening January 1, 2002 deficit by $1,529,364, respectively.

       (F) MINORITY INTEREST

           During fiscal 2001, upon the acquisition of the 79.4% Interest in El Callao, the Company reflected the acquisition using purchase accounting. Upon review, management has revised their purchase equation, resulting in a restatement to the amount allocated to the minority interest of $8,738,994. The effect of this restatement resulted in a net increase to the opening January 1, 2002 deficit of $704,643.

           AS A RESULT OF THIS RESTATEMENT, DURING THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002, A NET INCREASE OF $2,388,364 AND $995,982, RESPECTIVELY, WAS RECORDED TO THE PREVIOUSLY REPORTED LOSS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD ADJUSTMENT (CONTINUED)

       (G) WRITE-DOWN OF INVESTMENT

           During 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management had not reflected this permanent impairment in the financial statements. This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,003,338.

       (H) REVERSAL OF CAPITALIZED COSTS

           During fiscal 2001 the Company inappropriately capitalized amounts to mineral properties that should have been charged to the statement of operations. This restatement resulted in a reduction to property, plant and equipment and an increase to the opening January 1, 2002 deficit of $1,188,225.

       (I) COMMODITY DERIVATIVE CONTRACTS

           Written call options

           Management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

           Fixed forward contracts

           Management has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheet and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative loss. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

           As a result, net income for the nine and three month periods ended September 30, 2002 has been reduced by $21,061,319 and $2,732,386 respectively, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.     PRODUCTION INVENTORIES

                                     SEPTEMBER 30,   DECEMBER 31,
                                          2003           2002
                                     -------------   ------------

       Gold in dore                    $1,891,676     $  870,186
       Gold in process                    980,154        663,882
       Stockpiled ore                     240,404        141,117
       Consumables and spare parts      5,403,547      6,869,735
       ---------------------------------------------------------
                                       $8,515,781     $8,544,920
       =========================================================

5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:


                                                     SEPTEMBER 30, 2003
                                       ----------------------------------------------
                                                        ACCUMULATED
                                         COST, NET      DEPRECIATION
                                            OF              AND            NET BOOK
                                        WRITE-DOWN       DEPLETION          VALUE
                                       ------------     ------------     ------------
       Plant and equipment             $ 65,154,105     $ 44,109,396     $ 21,044,709
       Mineral properties               134,769,113        6,147,880      128,621,233
       Development exploration and
         development expenditures        10,052,828        2,204,714        7,848,114
       ------------------------------------------------------------------------------
                                       $209,976,046     $ 52,461,990     $157,514,056
       ==============================================================================


                                                     DECEMBER 31, 2002
                                       ----------------------------------------------
                                                         ACCUMULATED
                                         COST, NET      DEPRECIATION
                                            OF               AND           NET BOOK
                                        WRITE-DOWN       DEPLETION           VALUE
                                       ------------     ------------     ------------
       Plant and equipment             $ 62,619,774     $ 36,751,308     $ 25,868,466
       Mineral properties               124,752,565        5,082,643      119,669,922
       Development exploration and
         development expenditures        10,232,150        1,466,708        8,765,442
       ------------------------------------------------------------------------------
                                       $197,604,489     $ 43,300,659     $154,303,830
       ==============================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       Costs of mineral properties represent acquisition costs related to the following:


                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                 2003               2002
                                                            -------------      -------------
       Albino 1 Concession                                  $   7,338,381      $   7,338,381
       Bolivar Goldfields properties                           15,699,956         15,699,956
       Cristinas Concessions                                   88,836,168         78,819,620
       El Callao properties                                    19,478,031         19,478,031
       Santa Elena, San Miguel and Carabobo Concessions         3,416,577          3,416,577
       -------------------------------------------------------------------------------------
                                                              134,769,113        124,752,565
       Less:  Accumulated depletion                            (6,147,880)        (5,082,643)
       -------------------------------------------------------------------------------------
                                                            $ 128,621,233      $ 119,669,922
       =====================================================================================

       El Callao Properties

       During the period, metallurgical testwork results on the El Callao, La Victoria sulphide ore deposits has demonstrated that the content of refractory ore was higher than originally estimated and, as a consequence, this sulphide ore will be difficult to process using the conventional cyanide gold extraction process at the Revemin Mill.

       The Company is currently in the process of evaluating the technical and economic viability of constructing and operating a Bio-Oxidation plant at the Revemin Mill which, based on preliminary testwork, is a more suitable process for this type of ore. The evaluation requires a drilling program to be conducted to reassess the size and grade of the La Victoria ore deposit and pilot testing of the Bio-Oxidation process. It is planned that drilling and pilot plant testing will be conducted during the first quarter of 2004 to fully evaluate the property's economic viability.

       As a result of the inability and uncertainty at this time associated with estimating ultimate recoverability, the carrying value of the El Callao properties may differ from that presented in the balance sheet, and such differences could be material.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.     LONG-TERM DEBT

       The components of the long-term debt are as follows:

                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2003             2002
                                                  -------------    ------------

       Bank loans                                 $ 10,392,165     $ 16,916,484
       Promissory note                               4,052,843               --
       Convertible notes                                    --       17,140,049
       ------------------------------------------------------------------------
                                                    14,445,008       34,056,533
       Less: Current portion of long-term debt      (1,673,876)      (7,850,256)
       ------------------------------------------------------------------------
                                                  $ 12,771,132     $ 26,206,277
       ========================================================================

       Convertible notes

       During the period, all of the convertible notes outstanding at December 31, 2002 were converted into common shares.

       Promissory Note

       On March 14, 2003, the Company arranged a US$3.0 million debt financing which closed in three separate tranches. Under the terms of the transaction, the Company issued US$3.0 million principal amount of non-interest bearing promissory notes (due August 11, 2003, September 29, 2003 and October 12, 2003, respectively), common share purchase warrants exercisable for 300,000 Common Shares until May 2, 2005 at an exercise of US$1.32 per share and common share purchase warrants exercisable for 150,000 Common Shares until May 15, 2005 at an exercise price of US$1.27 per share. On August 27, 2003, the notes were subsequently exchanged for one convertible note due August 27, 2005. The convertible note is non-interest bearing, and is convertible at the option of the holder into Common Shares. The Company also issued common share purchase warrants exercisable for 150,000 Common Shares until August 27, 2005 at an exercisable price of US$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     SHARE CAPITAL


                                                                 SEPTEMBER 30,    DECEMBER 31,
                                                                     2003             2002
                                                                 -------------    ------------
       Authorized
         Unlimited common shares, with no par value
         Unlimited Class "A" preference shares, no par value
         Unlimited Class "B" preference shares, no par value
       Issued - 126,360,808 common shares
         (2002 - 91,722,278)                                     $245,809,458     $193,349,000
       =======================================================================================

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following is a summary of the status of stock options outstanding at September 30, 2003:

                              OUTSTANDING AND EXERCISABLE OPTIONS
                          -------------------------------------------
                                         WEIGHT AVERAGE      WEIGHTED
                                           REMAINING         AVERAGE
                          NUMBER OF     CONTRACTUAL LIFE     EXERCISE
                           SHARES           (YEARS)           PRICE
                          ---------     ----------------     --------

       $0.85 to $1.00     1,742,500           3.19            $ 0.99
       $1.31 to $1.90     2,071,000           5.58            $ 1.59
       $2.00 to $3.00     6,132,500           7.26            $ 2.50
       --------------------------------------------------------------
                          9,946,000
       ==============================================================

       Supplemental Information

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.21%, dividend yield of nil, volatility factor of 110.0%, and a weighted-average expected life of the options of 3.75 years. The weighted average fair value per share of options granted during the nine months ended September 30, 2003 was $2.08.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     SHARE CAPITAL (CONTINUED)

       The following table presents the net loss and net loss per share for the nine month period ended September 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.


                                   THREE MONTH          THREE MONTH           NINE MONTH           NINE MONTH
                                   PERIOD ENDED         PERIOD ENDED         PERIOD ENDED         PERIOD ENDED
                                   SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,
                                       2003                 2002                 2003                  2002
                                   -------------        -------------        -------------        -------------
                                                   (AS RESTATED - NOTE 2)                    (AS RESTATED - NOTE 2)

       Net loss to common
         shareholders              $(33,780,458)        $ (7,563,968)        $(31,959,951)        $(33,482,582)
       Compensation expense
         under Section 3870          (4,985,519)            (250,650)          (6,485,195)            (280,702)
       -------------------------------------------------------------------------------------------------------
       Pro forma net loss          $(38,765,977)        $ (7,814,618)        $(38,445,146)        $(33,763,284)
       -------------------------------------------------------------------------------------------------------
       Pro forma basic loss
         per share                 $      (0.33)        $      (0.09)        $      (0.37)        $      (0.41)
       =======================================================================================================

       Special warrants

       On March 5, 2003, the Company closed a private placement of 2,562,500 special stock-warrant units under a private placement financing at a price of $2.00 per special warrant for aggregate net proceeds of $3,483,645, net of issuance expenses of approximately $616,355. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $2.00 per warrant, one additional common share. Of the original proceeds, $ 753,073 was allocated to the related warrants and was presented as contributed surplus.

       On May 9, 2003, the Company issued 2,400,000 special stock-warrant units under a private placement financing at a price of $1.25 per special warrant for aggregate net proceeds of $2,804,233, net of issuance expenses of approximately $195,777. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share. Of the original proceeds, $750,953 was allocated to the related warrants and was presented as contributed surplus.

       On June 20, 2003, the Company issued 5,500,000 special stock-warrant units under a private placement financing at a price of $1.25 per special warrant for aggregate net proceeds of $6,560,369, net of issuance expenses of approximately $314,631. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share. Of the original proceeds, $144,261 was exercised into 258,000 common shares and $3,773,493 was allocated to the related warrants and was presented as contributed surplus.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     SHARE CAPITAL (CONTINUED)

       Special warrants (continued)

       On August 29, 2003, the Company issued 4,545,455 special stock-warrant units under a private placement financing at a price of US$2.20 per special warrant for aggregate net proceeds of $12,830,760 net of issuance expenses of approximately $940,478. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of three years, at a price of US$2.75 per warrant, one additional common share. Of the original proceeds, $4,678,706 was allocated to the related warrants and was presented as contributed surplus.

       On September 8, 2003 the Company issued 12,800,000 special stock-warrant units under a private placement financing at a price of US$2.20 per special warrant for aggregate net proceeds of $36,136,141, net of issuance expenses of approximately $2,462,772. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of three years, at a price of US$2.75 per warrant, one additional common share. Of the original proceeds, $19,472,623 was allocated to the related warrants and was presented as contributed surplus.

8.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                      NINE MONTH    NINE MONTH
                                                     PERIOD ENDED  PERIOD ENDED
                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         2003           2002
                                                     -------------  ------------

       Cash paid during the period for interest       $   89,137    $1,113,188
       =======================================================================
       Cash paid during the period for income taxes   $       --    $       --
       =======================================================================

       Significant non-cash transactions for nine month period ended September 30, 2003 included:

       i) The Company issued 916,316 common shares, with a value of $1,254,259, for the exercise of warrants.

       ii) The Company issued 40,080 common shares, with a value of $82,523, for management fees.

       iii) The Company issued 229,283 common shares, with a value of $732,934, for mineral property payment.

       iv) The Company issued 300,000 common shares, with a value of $445,380, for financial advisory fee.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

8.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       v) The Company issued 61,695 common shares, with a value of $157,856, for finders fee.

       vi) The Company issued 2,629,308 common shares, with a value of $2,978,401, for loan payment.

       vii) The Company issued 900,000 common shares, with a value of $2,319,589, for legal fee.

       viii) The Company issued 15,673,393 common shares upon conversion of convertible notes and accrued interest in the amount of $20,109,082.

       ix) The Company issued 12,018,455 common shares upon conversion of special warrants with a value of $19,863,657.

       Significant non-cash transactions for the nine month period ended September 30, 2002 include:

       i) The Company issued 42,612 common shares, with a value of $110,955 for management fees.

       ii) The Company issued 282,554 common shares, with a value of $873,182, for mineral property payment.

       iii) The Company issued 677,711 common shares, with a value of $1,714,609, for loan payment.

       iv) The Company issued 35,430 common shares, with a value of $78,655, for finder fee.

       v) The Company issued 5,607,137 common shares upon conversion of convertible notes and accrued interest in the amount of $15,171,098.

       vi) The Company applied $1,118,437 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

9.     SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

9.     SEGMENTED INFORMATION (CONTINUED)

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that certain items included in "Expenses" and "Other Items" not allocated to the individual operating segments when determining profit or loss, are attributed to the corporate office.


                                                                                                  INTER-
                                           SAN                                                   SEGMENT
                         CORPORATE       GREGORIO      BOLIVAR      EL CALLAO     CRISTINAS    ELIMINATION      TOTAL
                        -------------------------------------------------------------------------------------------------
SEPTEMBER 30, 2003
Mining revenue          $         --    19,109,761     6,845,446     2,596,583            --                 $ 28,551,790
Mining revenue -
  Intersegment          $         --            --     3,726,006            --            --    (3,726,006)  $         --
Operating costs         $         --   (14,660,499)   (7,651,144)   (1,820,923)           --                 $(24,132,566)
Operating costs -
  Intersegment          $         --            --            --    (3,726,006)           --     3,726,006   $         --
Interest and other
  income                $     43,779        10,135        27,364            --            --                 $     81,278
Interest expense        $   (640,648)     (149,631)     (462,153)           --            --                 $ (1,252,432)
Depreciation,
  depletion and
  amortization          $    (13,348)   (6,772,883)   (2,138,876)     (236,225)           --                 $ (9,161,332)
Write-down of
  Property, plant
  and equipment         $         --            --            --            --            --                 $         --
Segment profit (loss)   $(28,972,234)   (4,720,332)    2,844,220    (1,111,605)           --                 $(31,959,951)
Segment assets          $ 60,354,698    12,402,014    37,983,331    19,577,537    88,836,169                 $219,153,749
Capital expenditures    $  1,582,147       269,349     1,401,597     1,101,895    10,016,549                 $ 14,371,537
=========================================================================================================================

SEPTEMBER 30, 2002
RESTATED
Mining revenue          $         --    23,441,295     2,199,797     7,744,921            --                 $ 33,386,013
Mining revenue -
  Intersegment          $         --                  10,815,928                               (10,815,928)  $         --
Operating costs         $         --   (19,656,356)   (1,552,729)   (9,870,258)           --                 $(31,079,343)
Operating costs -
  Intersegment          $         --                               (10,815,928)                 10,815,928   $         --
Interest and other
  income                $     57,551        55,554         6,505            --            --                 $    119,610
Interest expense        $ (1,169,865)     (489,171)     (617,201)           --            --                 $ (2,276,237)
Depreciation,
  depletion and
  amortization          $    (12,478)   (6,377,794)   (1,074,923)     (873,183)           --                 $ (8,338,378)
Write-down of
  Property, plant
  and equipment         $         --            --            --            --            --                 $         --
Segment profit (loss)   $(22,699,335)   (4,414,833)    4,273,063   (10,641,477)           --                 $(33,482,582)
Segment assets          $ 21,123,129    29,418,179    32,457,486    18,782,146    72,678,536                 $174,459,476
Capital expenditures    $    164,601       794,497     1,841,116       715,498    31,225,172                 $ 34,740,884
=========================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

9.     SEGMENTED INFORMATION (CONTINUED)


                                                                                                 INTER-
                                          SAN                                                   SEGMENT
                         CORPORATE      GREGORIO       BOLIVAR      EL CALLAO     CRISTINAS    ELIMINATION      TOTAL
                        -------------------------------------------------------------------------------------------------

THREE MONTHS ENDED
SEPTEMBER 30, 2003
Mining revenue          $         --     1,550,354     3,600,772       300,834            --            --   $  5,451,960
Mining revenue -
Intersegment            $         --            --       804,713            --            --      (804,713)  $         --
Operating costs         $         --    (2,477,753)   (2,625,182)     (481,958)           --            --   $ (5,584,893)
Operating costs -
  Intersegment          $         --            --            --      (804,713)           --       804,713   $         --
Interest and other
  income                $     28,599         1,610        22,076            --            --            --   $     52,285
Interest expense        $   (138,985)      (37,258)     (194,965)           --            --            --   $   (371,208)
Depreciation,
  depletion and
  amortization          $     (4,242)   (2,180,605)     (911,484)      (55,113)           --            --   $ (3,151,444)
Write-down of
  Property, Plant
  and Equipment         $         --    (2,000,000)           --            --            --            --   $ (2,000,000)
Segment profit
  (loss)                $(28,959,582)   (3,751,130)     (337,456)     (732,290)           --            --   $(33,780,458)
Segment assets          $ 60,354,698    12,402,014    37,983,331    19,577,537    88,836,169            --   $ 219,153,749
Capital
  expenditures          $    186,315            --       701,689       846,399     4,709,900            --   $  6,444,303
=========================================================================================================================

THREE MONTHS ENDED
SEPTEMBER 30, 2002
RESTATED
Mining revenue          $         --     6,098,758       146,843     3,081,150            --            --   $  9,326,751
Mining revenue -
  Intersegment          $         --            --     4,583,266            --            --    (4,583,266)  $         --
Operating costs         $         --    (6,246,263)   (2,237,844)   (1,347,964)           --            --   $ (9,832,071)
Operating costs -
  Intersegment          $         --            --            --    (4,583,266)           --     4,583,266   $         --
Interest and other
  income                $     11,350       155,681        (2,173)           --            --            --   $    164,858
Interest expense        $   (797,035)     (137,234)     (313,726)           --            --            --   $ (1,247,995)
Depreciation,
  depletion and
  amortization          $     (4,159)   (2,172,208)     (292,676)     (364,891)           --            --   $ (2,833,934)
Write-down of
  Property, Plant
  and Equipment         $         --            --            --            --            --            --   $         --
Segment profit
  (loss)                $ (3,532,386)   (1,602,331)    1,449,039    (3,878,290)           --            --   $ (7,563,968)
Segment assets          $ 21,123,129    29,418,179    32,457,486    18,782,146    72,678,536            --   $174,459,476
Capital
  expenditures          $    138,708       728,823     1,754,452       427,480    28,518,109            --   $ 31,567,572
=========================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

9.     SEGMENTED INFORMATION (CONTINUED)

       Geographic information:


                                 MINING REVENUE            PROPERTY, PLANT AND EQUIPMENT
                         -----------------------------     -----------------------------
                          NINE MONTH       NINE MONTH
                         PERIOD ENDED     PERIOD ENDED
                         SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    DECEMBER 31,
                             2003              2002             2003            2002
                         -------------    -------------    -------------    ------------
                                          (RESTATED)
       Uruguay           $ 19,109,761     $ 23,441,295     $  2,874,590     $ 11,378,127
       Venezuela            9,442,029        9,944,718      154,584,713      142,866,637
       Brazil                      --               --               --               --
       ---------------------------------------------------------------------------------
       Total Foreign       28,551,790       33,386,013      157,459,303      154,244,764
       Canada                      --               --           54,753           59,066
       ---------------------------------------------------------------------------------
       Total             $ 28,551,790     $ 33,386,013     $157,514,056     $154,303,830
       =================================================================================

10.    SUBSEQUENT EVENTS

       SALE OF URUGUAYAN MINING OPERATIONS

       On October 27, 2003, the Company closed a purchase and sale agreement (the "agreement") with Uruguayan Mineral Explorations Inc. ("UME") for the sale of the Company's Uruguayan mining operations. Under the terms of the agreement, which is effective October 1, 2003, UME will pay the Company cash consideration of US$2,000,000, payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of US$600,000. The first payment of US$1,000,000 will be due 6 months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

       As a condition of the closing of the transaction, UME provided funds to Standard Bank London, Ltd. of US$2.85 million to retire in full the outstanding forward contracts and swap agreements associated with the Uruguayan mine operation.

       As the Company will incur a net loss on the disposal of the Uruguayan mining operations of approximately $2.0 million as a result of this transaction in the fourth quarter, the Company has reflected this loss as an impairment to the carrying value of its property, plant and equipment for the nine month period ended September 30, 2003.

       PARTIAL FORWARD SALES SETTLEMENT

       In October of 2003, the Company financially settled the equivalent of 25,000 ounces in forward contracts that had an exercise price of $298 per ounce, for a total cash cost of US$1.8 million.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Crystallex International Corporation

                                          ------------------------------------
                                                        (Registrant)


Date   November 26, 2003                           By /s/ Daniel R. Ross
------------------------                              --------------------------
                                                            (Signature)*

Daniel R. Ross, Executive Vice President, Secretary, and Corporate Counsel

*Print the name and title of the signing officer under his signature